                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1) *

                           Sirius Satellite Radio Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    82966U103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Avi Katz, Vice President and Secretary, Space Systems/Loral, Inc.,
   c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016
                                 (212) 697-1105
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 20, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                       -------------------------------

CUSIP NO. 82966U103                               PAGE  2    OF     5   PAGES
                                                       ---         ---
-------------------------                        -------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Space Systems/Loral, Inc.

----------- --------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
                                                                         (b)[ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            00
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
   SHARE
BENEFICIALLY                    44,385,981
OWNED BY EACH
 REPORTING            --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER


                      --------- ------------------------------------------------
                       10       SHARED DISPOSITIVE POWER

                                44,385,981

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            44,385,981
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*    [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.9%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                       -------------------------------

CUSIP NO. 82966U103                               PAGE  3    OF     5   PAGES
                                                       ---         ---
-------------------------                        -------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Loral Space & Communications Ltd.

----------- --------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
                                                                         (b)[ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            00
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
   SHARE
BENEFICIALLY                    44,385,981
OWNED BY EACH
 REPORTING
PERSON WITH           --------- ------------------------------------------------
                        9       SOLE DISPOSITIVE POWER


                      --------- ------------------------------------------------
                       10       SHARED DISPOSITIVE POWER

                                44,385,981

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            44,385,981
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*    [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.9%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 amends the statement (the "Statement") on Schedule 13D filed on March 14, 2003 by and on behalf of Space Systems/Loral, Inc., a Delaware corporation ("SS/L"), and Loral Space & Communications Ltd., a Bermuda company ("Loral"), with respect to the Common Stock (the "Sirius Common Stock"), par value $.001 per share, of Sirius Satellite Radio Inc., a Delaware corporation (the "Company" or "Sirius").

Item 5.  Interest in Securities of the Company

     Paragraphs (a) to (c) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

     (a)-(b) SS/L beneficially owns for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficially Owns") and is the holder of record of 44,385,981 shares of Sirius Common Stock representing 4.9% of the outstanding shares of the Company. Since Loral, as the parent company of SS/L, controls SS/L, SS/L and Loral share the power to vote and dispose of the 44,385,981 shares of Sirius Common Stock held of record by SS/L and, accordingly, Loral may be deemed to Beneficially Own such shares of Sirius Common Stock.

     To the best knowledge of Loral, the Executive Officers and Directors Beneficially Own the number of shares of Sirius Common Stock set forth opposite their names on Schedule I hereto. To the best knowledge of SS/L and Loral, except as otherwise set forth on Schedule I hereto, the Executive Officers and Directors have sole voting and dispositive power with respect to their respective shares of Sirius Common Stock. The respective percentage interests of the Executive Officers and Directors are set forth opposite their names on
Schedule I hereto.

     (c) The trading date, number of shares of Sirius Common Stock purchased and price per share (excluding commissions, if any) for all transactions by SS/L, Loral and the Executive Officers and Directors for the 60-day period preceding March 26, 2003 through the date hereof are set forth on Schedule II hereto. SS/L acquired its shares of Sirius Common Stock directly from the Company upon closing of the exchange offer. All other transactions in the Sirius Common Stock described on Schedule II hereto were effected on the Nasdaq National Market.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2003


                                        SPACE SYSTEMS/LORAL, INC.



                                        By: /s/ Avi Katz
                                            -----------------------------------
                                            Name:  Avi Katz
                                            Title: Vice President and Secretary




                                        LORAL SPACE & COMMUNICATIONS LTD.



                                        By: /s/ Avi Katz
                                            -----------------------------------
                                            Name:  Avi Katz
                                            Title: Vice President and Secretary

                                                                      SCHEDULE I

     Set forth below is the name, position, present principal occupation and amount of beneficial interest in the shares of Sirius Common Stock, if any, of the directors and executive officers of Space Systems/Loral, Inc. Except as set forth below, the business address of each of these persons is 3825 Fabian Way, Palo Alto, California 94303. Each such person is a citizen of the United States.

          Directors and Executive Officers of Space Systems/Loral, Inc.
          -------------------------------------------------------------


Name and Position in                                      Number
 Addition to Present                                     of Shares Percentage
Principal Occupation      Present Principal Occupation     Owned    Interest
--------------------      ----------------------------   --------- ----------
Robert E. Berry            Chairman of the Board of           0       N/A
                           Directors

C. Patrick DeWitt          Director, President and Chief    100      * (1)
                           Operating Officer

Robert B. Hodes, Director  Counsel to Willkie Farr &          0       N/A
                           Gallagher
                           787 Seventh Avenue
                           New York, NY 10019

John Klineberg             Director                           0       N/A

Bernard L. Schwartz,       Chairman and Chief Executive       0       N/A
Director                   Officer of Loral Space &
                           Communications Ltd.
                           c/o Loral SpaceCom Corporation
                           600 Third Avenue
                           New York, NY 10016

Julie Bannerman            Vice President and Assistant       0       N/A
                           Secretary

Neil Barberis              Senior Vice President              0       N/A

Giovanni Celli             Senior Vice President              0       N/A

Arnold Friedman            Senior Vice President              0       N/A

---------------------------
   * Less than one percent
   (1) Held jointly with his wife with whom he shares voting and dispositive power.

Name and Position in                                       Number
 Addition to Present                                     of Shares   Percentage
Principal Occupation       Present Principal Occupation    Owned      Interest
--------------------       ----------------------------  ---------   ----------
Ronald Haley               Senior Vice President and         0          N/A
                           Assistant Treasurer

Christopher Hoeber         Senior Vice President             0          N/A

Avi Katz, Vice President   Vice President, General           0          N/A
and Secretary              Counsel and Secretary of
                           Loral Space & Communications
                           Ltd.
                           c/o Loral SpaceCom Corporation
                           600 Third Avenue
                           New York, NY 10016

Richard P. Mastoloni, Vice Vice President and Treasurer      0          N/A
President and Treasurer    of Loral Space &
                           Communications Ltd.
                           c/o Loral SpaceCom Corporation
                           600 Third Avenue
                           New York, NY 10016

Harvey B. Rein, Vice       Vice President and Controller     0          N/A
President and Controller   of Loral Space &
                           Communications Ltd.
                           c/o Loral SpaceCom Corporation
                           600 Third Avenue
                           New York, NY 10016

Richard J. Townsend,       Senior Vice President and         0           NA
Senior Vice President      Chief Financial Officer of
and Chief Financial        Loral Space & Communications
Officer                    Ltd.
                           c/o Loral SpaceCom Corporation
                           600 Third Avenue
                           New York, NY 10016

Name and Position in                                       Number
 Addition to Present                                      of Shares  Percentage
Principal Occupation       Present Principal Occupation     Owned     Interest
--------------------       ----------------------------   ---------  ----------
Janet T. Yeung, Vice       Vice President, Deputy General     0         N/A
President and Assistant    Counsel and Secretary of Loral
Secretary                  Space & Communications Ltd.
                           c/o Loral SpaceCom Corporation
                           600 Third Avenue
                           New York, NY 10016

Eric J. Zahler, Executive  President and Chief Operating      0         N/A
Vice President             Officer of Loral Space &
                           Communications Ltd.
                           c/o Loral SpaceCom Corporation
                           600 Third Avenue
                           New York, NY 10016

     Set forth below is the name, position, present principal occupation and amount of beneficial interest in the shares of Sirius Common Stock, if any, of the directors and executive officers of Loral Space & Communications Ltd. Except as set forth below, the business address of each of these persons is c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016. Each such person is a citizen of the United States.

      Directors and Executive Officers of Loral Space & Communications Ltd.
      ---------------------------------------------------------------------


Name and Position in                                       Number
 Addition to Present                                     of Shares   Percentage
Principal Occupation       Present Principal Occupation    Owned      Interest
--------------------       ----------------------------  ---------   ----------
Bernard L. Schwartz        Chairman of the Board of           0          N/A
                           Directors and Chief Executive
                           Officer

Eric J. Zahler             Director, President and Chief      0          N/A
                           Operating Officer

Howard Gittis, Director    Director, Vice Chairman and        0          N/A
                           Chief Administrative Officer
                           of MacAndrews & Forbes
                           Holdings Inc.
                           35 East 62nd Street
                           New York, NY 10021

Robert B. Hodes, Director  Counsel to Willkie Farr &          0          N/A
                           Gallagher
                           787 Seventh Avenue
                           New York, NY 10019

Gershon Kekst, Director    President of Kekst and             0          N/A
                           Company Incorporated
                           437 Madison Avenue
                           New York, NY 10022

Charles Lazarus, Director  Chairman Emeritus of               0          N/A
                           Toys "R" Us, Inc.
                           960 Fifth Avenue
                           New York, NY 10021

Name and Position in                                     Number
 Addition to Present                                    of Shares    Percentage
Principal Occupation      Present Principal Occupation    Owned       Interest
--------------------      ----------------------------  ---------    ----------
Sally Minard, Director    Co-Chair of the Women's            0          N/A
                          Leadership Forum of the
                          Democratic National Committee
                          133 East 62nd Street
                          New York, NY 10021

Malvin A. Ruderman,       Professor of Physics, Columbia     0          N/A
Director                  University
                          29 Washington Square West
                          New York, NY 10011

E. Donald Shapiro,        Joseph Solomon Distinguished       0          N/A
Director                  Professor of Law, New York
                          Law School
                          10040 East Happy Valley Road
                          Scottsdale, AZ 85255

Arthur L. Simon, Director Independent Consultant        10,000           *
                          971 Haverstraw Road
                          Suffern, NY 10901

Daniel Yankelovich,       Chairman of DYG, Inc. and          0          N/A
Director                  Viewpoint Learning, Inc.
                          1855 Spindrift Drive
                          La Jolla, CA 92037

Laurence D. Atlas         Vice President, Government         0          N/A
                          Relations - Telecommunications

Robert E. Berry, Senior   Chairman of the Board of           0          N/A
Vice President            Directors of Space Systems/
                          Loral, Inc.
                          3825 Fabian Way
                          Palo Alto, CA 94303

Jeanette H. Clonan        Vice President, Communications     0          N/A
                          and Investor Relations

-----------------------
* Less than one percent

Name and Position in                                      Number
 Addition to Present                                    of Shares    Percentage
Principal Occupation     Present Principal Occupation     Owned       Interest
--------------------     ----------------------------   ---------    ----------
C. Patrick DeWitt, Vice  Director, President and Chief     100            *
President                Operating Officer of Space
                         Systems/Loral, Inc.
                         3825 Fabian Way
                         Palo Alto, CA 94303

Terry J. Hart, Vice      President of Loral Skynet         500            *
President                500 Hills Drive
                         Bedminster, NJ 07921

Stephen L. Jackson       Vice President, Administration      0           N/A

Avi Katz                 Vice President, General Counsel     0           N/A
                         and Secretary

Russell R. Mack          Vice President, Business Ventures   0           N/A

Richard Mastoloni        Vice President and Treasurer        0           N/A

Harvey B. Rein           Vice President and Controller       0           N/A

Richard J. Townsend      Senior Vice President and           0           N/A
                         Chief Financial Officer

Janet T. Yeung           Vice President, Deputy General      0           N/A
                         Counsel and Assistant Secretary













-----------------------
* Less than one percent

                                                                     SCHEDULE II

   TRANSACTIONS IN SHARES DURING THE PERIOD COMMENCING FROM THE 60-DAY PERIOD
                PRECEDING MARCH 26, 2003 THROUGH THE DATE HEREOF



                                                         Price
     Name                    Date +      Shares        per Share        A/S *
     ----                    ------      ------        ---------        -----
Arthur L. Simon             01/31/03       10,000          $1.19          A

Space Systems/Loral, Inc.   03/07/03   58,964,981            **           A

Space Systems/Loral, Inc.   03/13/03    2,000,000          $0.41          S

Space Systems/Loral, Inc.   03/17/03      191,900          $0.46          S

Space Systems/Loral, Inc.   03/18/03        2,000          $0.46          S

Space Systems/Loral, Inc.   03/18/03      725,000        $0.4602          S

Space Systems/Loral, Inc.   03/18/03      102,000          $0.45          S

Space Systems/Loral, Inc.   03/19/03      310,000        $0.4609          S

Space Systems/Loral, Inc.   03/19/03      690,000          $0.46          S

Space Systems/Loral, Inc.   03/19/03      685,000        $0.4747          S

Space Systems/Loral, Inc.   03/19/03          537        $0.4701          S

Space Systems/Loral, Inc.   03/19/03      300,000        $0.4712          S

Space Systems/Loral, Inc.   03/19/03       14,463          $0.47          S

Space Systems/Loral, Inc.   03/19/03    2,000,000          $0.48          S

Space Systems/Loral, Inc.   03/19/03      500,000          $0.51          S

Space Systems/Loral, Inc.   03/19/03       15,000          $0.54          S

                                                         Price
     Name                    Date +      Shares        per Share        A/S *
     ----                    ------      ------        ---------       -----
Space Systems/Loral, Inc.   03/19/03      171,750       $0.5313          S

Space Systems/Loral, Inc.   03/19/03      221,800         $0.53          S

Space Systems/Loral, Inc.   03/19/03      106,450        $0.535          S

Space Systems/Loral, Inc.   03/20/03        2,500         $0.64          S

Space Systems/Loral, Inc.   03/20/03        2,000         $0.63          S

Space Systems/Loral, Inc.   03/20/03        2,300         $0.62          S

Space Systems/Loral, Inc.   03/20/03      625,000       $0.6048          S

Space Systems/Loral, Inc.   03/20/03      324,200       $0.6015          S

Space Systems/Loral, Inc.   03/20/03      194,000         $0.60          S

Space Systems/Loral, Inc.   03/21/03      165,000       $0.6309          S

Space Systems/Loral, Inc.   03/21/03       98,800         $0.63          S

Space Systems/Loral, Inc.   03/21/03        2,400        $0.625          S

Space Systems/Loral, Inc.   03/21/03      188,100         $0.62          S

Space Systems/Loral, Inc.   03/21/03        5,000        $0.635          S

Space Systems/Loral, Inc.   03/21/03       50,100       $0.6404          S

Space Systems/Loral, Inc.   03/21/03      535,700        $0.645          S

Space Systems/Loral, Inc.   03/21/03          400         $0.64          S

Space Systems/Loral, Inc.   03/21/03       50,000       $0.6424          S

Space Systems/Loral, Inc.   03/21/03       15,000         $0.65          S

Space Systems/Loral, Inc.   03/21/03       50,000       $0.6479          S

Space Systems/Loral, Inc.   03/21/03      361,600       $0.6463          S

                                                         Price
     Name                    Date +      Shares        per Share        A/S *
     ----                    ------      ------        ---------       -----
Space Systems/Loral, Inc.   03/21/03     250,000        $0.6444          S

Space Systems/Loral, Inc.   03/21/03      96,000        $0.6211          S

Space Systems/Loral, Inc.   03/25/03     235,000        $0.5714          S

Space Systems/Loral, Inc.   03/25/03   1,114,800          $0.57          S

Space Systems/Loral, Inc.   03/25/03     660,000        $0.5718          S

Space Systems/Loral, Inc.   03/25/03     321,700        $0.5729          S

Space Systems/Loral, Inc.   03/25/03      10,000        $0.5724          S

Space Systems/Loral, Inc.   03/25/03      53,500        $0.5702          S

Space Systems/Loral, Inc.   03/25/03       5,000        $0.5722          S

Space Systems/Loral, Inc.   03/25/03      50,000        $0.5720          S

Space Systems/Loral, Inc.   03/25/03      20,000        $0.5716          S

Space Systems/Loral, Inc.   03/25/03       5,000        $0.5711          S

Space Systems/Loral, Inc.   03/25/03      20,000        $0.5704          S

Space Systems/Loral, Inc.   03/25/03      15,000        $0.5703          S

Space Systems/Loral, Inc.   03/25/03      15,000        $0.5706          S

Space Systems/Loral, Inc.   03/25/03     500,000          $0.62          S

Space Systems/Loral, Inc.   03/25/03     500,000          $0.63          S


----------------

* "A" indicates an acquisition of shares of Sirius Common Stock and "S" indicates a sale of shares of Sirius Common Stock.

** These shares were acquired directly by SS/L from Sirius in connection with Sirius' exchange offer for all of its outstanding debt for common equity as described in the Statement.

+ Unless otherwise noted, dates set forth herein reflect the trade date of the transaction.